Exhibit 99.2

PRESS RELEASE

Immatics Announces Third Quarter 2021

Financial Results and Provides Business Update

•	Interim data update at SITC for ongoing ACTengine® IMA203 trial targeting PRAME demonstrated clinical responses across multiple solid tumor types during dose escalation phase

•	Immatics to initiate three expansion cohorts for IMA203 targeting PRAME: monotherapy, combination with checkpoint inhibitor, and next-generation ACT approach

•	Cash and cash equivalents as well as other financial assets of $200.6 million[1] (€173.2 million) as of September 30, 2021, funding company operations into 2023

Tuebingen, Germany and Houston, TX, November 16, 2021 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today reported its financial results for the quarter ended September 30, 2021, and provided a business update on its progress over the reporting period.

“The unprecedented objective response rate we have observed during early dose escalation in the ACTengine® IMA203 trial, encourages us to double down on our development strategy of our programs targeting PRAME,” said Harpreet Singh, Ph.D., CEO at Immatics. “Following determination of target dose, we will start a concerted effort in early 2022 with multiple levers to pull to deliver durability of response. This will include deploying ACTengine® IMA203 (1) as monotherapy at target dose, (2) in combination with a checkpoint inhibitor, (3) as an efficacy-enhanced next-gen TCR-T approach IMA203CD8 and (4) also now being able to offer IMA203 to patients with fewer lines of pre-treatments or less disease burden. We look forward to providing updates on these clinical outcomes throughout 2022.”

Third Quarter 2021 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•

ACTengine® IMA203 – On November 13, Dr. Martin Wermke, coordinating investigator of the Phase 1 trial with IMA203 targeting PRAME, presented updated clinical data as a late-breaking oral presentation at the 36th Annual Meeting of the Society for Immunotherapy of Cancer (SITC). The dose escalation phase of the trial for IMA203 is ongoing with dose level 3 completed at doses below 1 billion transduced cells in a heavily pre-treated patient population. In 15 out of 16 evaluable patients (94%), treatment with IMA203 achieved

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disease control and tumor shrinkage was observed in 14 out of 16 patients (88%). Objective responses (partial responses according to RECIST 1.1) were observed in 8 out of 16 patients (50%) across multiple solid cancer indications. 8 out of 13 patients (62%) treated at dose levels 2 and 3 had objective partial responses. Adverse events remained transient and manageable with no high-grade cytokine release syndrome or neurological toxicities observed. No dose limiting toxicities (DLTs) were observed since the previous data release on March 17, 2021. The data also revealed high T cell engraftment and persistence along with clinical responses which were associated with tumor infiltration.

•

Patient recruitment to the 4th and highest dose level (up to approximately 2.5 billion total transduced cells) for the ACTengine® IMA203 trial is ongoing. Immatics plans to expand the IMA203 study to three Phase 1b (dose expansion) study cohorts including IMA203 as a monotherapy, IMA203 in combination with an immune checkpoint inhibitor and IMA203 cells co-transduced with a CD8 co-receptor, called IMA203CD8.

•

ACTengine® IMA203CD8 – Immatics entered into an exclusive license agreement with Baylor College of Medicine (BCM) in Houston, Texas, for the development of next-generation adoptive cell therapies (ACT). BCM conducted foundational research for the use of CD8 co-receptor expression in an ACT setting. Through this agreement with BCM, Immatics gains access to pioneering work in the field of CD8αß co-receptor expression to develop its next-generation ACT approaches. The agreement underscores Immatics’ long-term strategy to access innovative science and technologies to enhance the tolerability, potency, and ease of use of its TCR-T product candidates.

•

Immatics presented preclinical proof-of-concept data on its next-generation ACTengine® IMA203CD8 program in a poster presentation at the 2021 SITC Annual Meeting on November 12. The data demonstrated that equipping IMA203-T cells with CD8αß, a T cell co-receptor, enhances anti-tumor activity of the engineered T cells. Immatics’ IMA203CD8 candidate showed functional superiority among 20 tested CD8 constructs including CD8α. IND submission for IMA203CD8 as part of the Phase 1b study expansion cohort is expected in the first half of 2022.

•

ACTengine® IMA201 and IMA202 – The dose escalation Phase 1a study of the clinical ACTengine® programs, IMA201 and IMA202, continues to advance with IMA202 at target dose level 3 and IMA201 at dose level 2. 12 heavily pre-treated patients have been treated with product candidates IMA201 and IMA202. 8 out of 12 patients showed disease control, and tumor shrinkage was observed in 4 patients. All adverse events for IMA201 and IMA202 continue to be transient and manageable with no DLTs observed. The next step in the IMA201 and IMA202 trials is to complete dose escalation including target dose (DL3).

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•

ACTengine® IMA204 – The fourth program of the different ACTengine® IMA200 TCR-T programs, IMA204, is directed at the novel tumor stroma target COL6A3 exon 6 expressed in a large variety of solid cancers. IMA204 is utilizing a next-generation CD8-independent T cell receptor. IND-enabling studies with IMA204 are being completed. Submission of the IND application for IMA204 is expected in 2022.

TCR Bispecifics Program

•

TCER® IMA401 – IMA401 is an antibody-like, “off-the-shelf” biologic directed against a high-density peptide target derived from MAGEA4/8. Submission of a Clinical Trial Application (CTA) is planned in the fourth quarter of 2021 and patient recruitment will be initiated in the first half 2022.

•

TCER® IMA402 – Immatics presented preclinical proof-of-concept data from its TCER® program, IMA402, directed against PRAME, at the PEGS Boston Protein Engineering and Cell Therapy Summit in May. In additional pre-clinical studies, TCER® IMA402 designed with a low-affinity T cell recruiter demonstrated superior tumor control than analogous TCER® molecules with higher-affinity T cell recruiter domains. Production of GMP material for a Phase 1 clinical study is planned in 2022.

Third Quarter 2021 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €173.2 million ($200.6 million1) as of September 30, 2021, compared to €192.8 million ($223.2 million1) as of June 30, 2021.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €6.4 million ($7.4 million1) for the three months ended September 30, 2021, compared to €7.9 million ($9.1 million1) for the three months ended September 30, 2020.

Research and Development Expenses: R&D expenses were €21.2 million ($24.5 million1) for the three months ended September 30, 2021, compared to €17.5 million ($20.3 million1) for the three months ended September 30, 2020. The increase is mainly due to expanded clinical activities for the ACTengine® IMA200 series, as well as GMP manufacturing for the TCER® compound, IMA401.

General and Administrative Expenses: G&A expenses were €8.3 million ($9.6 million1) for the three months ended September 30, 2021, compared to €9.2 million ($10.7 million1) for the three months ended September 30, 2020. The decrease is mainly due to one-time expenses in connection with the listing of the Company in 2020.

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Net Loss: Net loss was €27.2 million ($31.5 million1) for the three months ended September 30, 2021, compared to €164.0 million ($189.9 million1) for the three months ended September 30, 2020. The decrease is mainly due to a one-time share listing expense of €152.8 million ($176.9 million) in connection with the listing of the Company in 2020.

Upcoming Investor Conferences

•	Jefferies Global Healthcare Conference – November 16-18, 2021

•	Piper Sandler 33rd Annual Healthcare Conference – November 30 - December 2, 2021

•	11th Annual SVB Leerink Global Healthcare Conference – February 14 – 18, 2022

To see the full list of events and presentations, visit https://investors.immatics.com/events-presentations.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

1 All amounts translated using the exchange rate published by the European Central Bank in effect as of September 30, 2021 (1 EUR = 1.1579 USD).

About Immatics’ PRAME Programs

Immatics’ PRAME programs are directed against an HLA-A*02-presented peptide derived from preferentially expressed antigen in melanoma (PRAME), a protein frequently expressed in a large variety of solid cancers – such as uterine carcinoma, synovial sarcoma, melanoma, ovarian carcinoma, uveal melanoma, squamous NSCLC, breast carcinoma and HNSCC – thereby supporting the programs’ potential to address a broad cancer patient population. PRAME demonstrates a high target peptide density per tumor cell and is homogenously expressed in tumor tissue. The peptide has been identified and characterized by Immatics’ proprietary mass spectrometry-based target discovery platform XPRESIDENT®. Through its proprietary TCR discovery and engineering platform XCEPTOR®, the Company has generated a highly specific T cell receptor (TCR) against this target for its TCR-based cell therapy approach, ACTengine® IMA203, and its TCR Bispecifics pipeline, TCER® IMA402. Both therapeutic modalities have distinct attributes and mechanisms of actions suitable for cancer patients at different disease stages and tumor types.

About ACTengine® IMA200 programs

Each of the product candidates of the IMA200 programs is based on Immatics’ proprietary ACTengine® approach in which the patient’s own T cells are genetically engineered to express a novel, proprietary TCR directed against a defined cancer target. The modified T cells are then reinfused into the patient to attack the tumor, an approach also known as TCR-T. ACTengine® programs IMA201, IMA202 and IMA203 are currently in clinical development for the treatment of solid tumor indications, both in the US and in Germany. All ACTengine® product candidates can be rapidly manufactured utilizing a proprietary manufacturing process designed to enhance T cell engraftment and persistence in vivo.

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The ACTengine® T cell products are manufactured at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in collaboration with UTHealth and the associated programs are co-funded by the Cancer Prevention and Research Institute of Texas (CPRIT).

About TCER®

Immatics’ TCER® molecules are antibody-like “off-the-shelf” biologics that leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing a specific tumor target. To do so, the proprietary biologics are engineered to have two binding regions. The first region contains an affinity- and stability-improved TCR that binds specifically to the cancer target on the cell surface presented by a human leukocyte antigen (HLA) molecule. The second region is derived from an antibody domain that recruits endogenous T cells to the tumor to become activated. The design of the TCER® molecules enables the activation of any T cell in the body to attack the tumor, regardless of the T cells’ intrinsic specificity. In addition, the TCER® molecule has a Fc-part conferring stability, half-life extension and enhanced manufacturability.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks

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and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

For Media Inquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	John Mullaly
Trophic Communications	LifeSci Advisors
Phone: +49 89 2388 7731	Phone: +1 617-429-3548
immatics@trophic.eu	or jmullaly@lifesciadvisors.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	September 30, 2021	December 31, 2020
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	161,294	207,530
Other financial assets	11,920	24,448
Accounts receivable	725	1,250
Other current assets	6,197	5,763

Total current assets	180,136	238,991
Non-current assets
Property, plant and equipment	9,498	7,868
Intangible assets	1,277	914
Right-of-use assets	7,281	6,149
Other non-current assets	719	724

Total non-current assets	18,775	15,655

Total assets	198,911	254,646

Liabilities and shareholders’ deficit
Current liabilities
Provisions	3,075	51
Accounts payable	11,842	10,052
Deferred revenue	61,877	46,600
Other financial liabilities	26,257	16,869
Lease liabilities	2,600	1,881
Other current liabilities	1,469	2,025

Total current liabilities	107,120	77,478
Non-current liabilities
Deferred revenue	52,232	85,475
Lease liabilities	4,398	4,306

Total non-current liabilities	56,630	89,781
Shareholders’ equity
Share capital	629	629
Share premium	560,441	538,695
Accumulated deficit	(521,026)	(444,478)
Other reserves	(4,883)	(7,459)

Total shareholders’ equity	35,161	87,387

Total liabilities and shareholders’ equity	198,911	254,646

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Unaudited Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	6,443	7,871	19,036	21,807
Research and development expenses	(21,225)	(17,485)	(64,613)	(46,236)
General and administrative expenses	(8,266)	(9,215)	(24,968)	(25,488)
Other income	47	32	311	232

Operating result	(23,001	(18,797)	(70,234)	(49,685)
Financial income	1,421	1,188	4,474	1,943
Financial expenses	(171)	(6,717)	(1,400)	(6,499)
Change in fair value of warrant liabilities	(5,452)	13,157	(9,388)	13,157
Share listing expense	—	(152,787)	—	(152,787)

Financial result	(4,202)	(145,159)	(6,314)	(144,186)

Loss before taxes	(27,203)	(163,956)	(76,548)	(193,871)
Taxes on income	—	—	—	—

Net loss	(27,203)	(163,956)	(76,548)	(193,871)
Attributable to:
Equity holders of the parent	(27,203)	(163,956)	(76,548)	(193,314)
Non-controlling interest	—	—	—	(557)

Net loss	(27,203)	(163,956)	(76,548)	(193,871)

Net loss per share—basic and diluted	(0.43)	(2.61)	(1.22)	(4.49)
Weighted average shares outstanding—basic and diluted	62,911,465	62,908,617	62,909,797	43,032,098

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Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Euros in thousands)		(Euros in thousands)
Net Loss	(27,203)	(163,956)	(76,548)	(193,871)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax	—	—	—	—
Currency translation differences from foreign operations	1,252	(3,487)	2,576	(3,387)

Total comprehensive loss for the period	(25,951)	(167,443)	(73,972)	(197,258)
Attributable to:
Equity holders of the parent	(25,951)	(167,443)	(73,972)	(196,701)
Non-controlling interest	—	—	—	(557)

Total comprehensive loss for the period	(25,951)	(167,443)	(73,972)	(197,258)

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Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2021	2020
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(76,548)	(193,871)
Adjustments for:
Interest income	(102)	(1,072)
Depreciation and amortization	3,967	3,466
Interest expense	213	188
Share listing expense	—	152,787
Equity settled share-based payment	21,671	15,031
MD Anderson compensation expense	—	45
Decrease in other liabilities resulting from share appreciation rights	—	(1,893)
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)
Net foreign exchange differences	408	(1,425)
Change in fair value of warrant liabilities	9,388	(13,157)
Changes in working capital
Decrease/(increase) in accounts receivable	525	(92)
Increase in other assets	(390)	(2,212)
(Increase) in accounts payable and other current liabilities	(14,233)	(14,180)
Interest received	144	1,030
Interest paid	(213)	(188)

Net cash used in operating activities	(55,170)	(59,865)

Cash flows from investing activities
Payments for property, plant and equipment	(3,277)	(5,864)
Cash paid for investments classified in Other financial assets	(53,887)	(58,482)
Cash received from maturity of investments classified in Other financial assets	66,972	48,881
Payments for intangible assets	(487)	(86)
Proceeds from disposal of property, plant and equipment	—	—

Net cash (used in)/provided by investing activities	9,321	(15,551)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	75	209,369
Payments for leases	(2,102)	(1,633)

Net cash used in financing activities	(2,027)	207,736

Net (increase)/decrease in cash and cash equivalents	(47,876)	132,320

Cash and cash equivalents at beginning of period	207,530	103,353

Effects of exchange rate changes on cash and cash equivalents	1,640	(1,997)

Cash and cash equivalents at end of period	161,294	233,676

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Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2020	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss	—	—	—	(3,387)	(3,387)	—	(3,387)
Net loss	—	—	(193,314)	—	(193,314)	(557)	(193,871)
Comprehensive loss for the year	—	—	(193,314)	(3,387)	(196,701)	(557)	(197,258)
Reorganization	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	104	89,749	—	—	89,853	—	89,853
ARYA Merger, net of transaction costs	180	237,477	—	—	237,657	—	237,657
SAR conversion	7	(7)	—	—	—	—	—
Total issuance of share capital	298	328,553	—	—	328,018	(508)	327,510
Equity-settled share-based compensation	—	15,031	—	—	15,031	—	15,031
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense	—	—	—	—	—	45	45

Balance as of September 30, 2020	629	530,207	(426,508)	(4,157)	(100,171)	—	(100,171)

Balance as of January 1, 2021	629	538,695	(444,478)	(7,459)	87,387	—	87,387
Other comprehensive income	—	—	—	2,576	2,576	—	2,576
Net loss	—	—	(76,548)	—	(76,548)	—	(76,548)
Comprehensive income/(loss) for the year	—	—	(76,548)	2,576	(73,972)	—	(73,972)
Equity-settled share-based compensation	—	21,671	—	—	21,671	—	21,671
Share options exercised	—	75	—	—	75	—	75

Balance as of September 30, 2021	629	560,441	(521,026)	(4,883)	35,161	—	35,161

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